UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 20, 2024, Mr. Tan Noon Huan (“Noon Huan”) provided notice of his intent to step down as the Financial Controller of Multi Ways Holdings Limited (the “Company”), effective June 14, 2024. Noon Huan resigned for personal reasons and not as a result of any disagreement with the Company or its independent registered public accountants on any matter relating to the Company’s financial or accounting operations, policies or practices. To fill the vacancy created by Noon Huan’s resignation, on June 3, 2024, the Board of Directors of the Company (the “Board”), the Nomination Committee of the Board, and the Compensation Committee of the Board appointed Mr. Tan Cheon Kem (“Cheon Kem”) to serve as the Company’s Financial Controller, effective on June 3, 2024. The role of Financial Controller is that of an employee, and Cheon Kem is not a member of the Board.

Cheon Kem, age 51, is an experienced finance professional who previously served as the Group Finance Manager and Head of Department at Seiko Wall Pte Ltd. With over 20 years of extensive experience in finance, accounting, auditing, and taxation, Cheon Kem oversees the financial, accounting, auditing, and taxation functions for the Group and its subsidiaries. Before joining Seiko Wall, Cheon Kem worked as an auditor with Grant Thornton, where he honed his auditing skills. He then progressed through various finance positions at Union Gas Holdings Ltd, NSL Fuel Management Services Pte Ltd (a subsidiary of NSL Ltd), Raffles Marina Ltd (another subsidiary of NSL Ltd), Top Global Ltd, Sunmoon Food Company Ltd, and ACMA Ltd. His diverse experience across these organizations has equipped him with a broad skill set and a deep understanding of financial management in different business environments. Cheon Kem is a graduate of the Association of Chartered Certified Accountants (ACCA, UK) and a chartered accountant with the Institute of Singapore Chartered Accountants (ISCA). He is also an associate member of the Chartered Valuer and Appraiser (CVA) Singapore, specializing in business valuation. Cheon Kem’s expertise and leadership have been pivotal in driving the financial strategy and operations at Seiko Wall Pte Ltd, ensuring compliance, accuracy, and strategic financial planning across the Group. His proven track record, coupled with his professional qualifications, makes him a significant asset to the company.

Effective June 3, 2024, the Company and Cheon Kem entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Cheon Kem is entitled to an annual salary of S$108,000 (approximately $80,400) for his services as the Financial Controller of the Company. His employment has an initial term until his earlier death, resignation or removal.

Cheon Kem has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Cheon Kem that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director